Silicon Laboratories Inc.

400 West Cesar Chavez

Austin, Texas 78701

January 25, 2008

Via FEDEX /EDGAR

Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC 20549-3561

Re:	Silicon Laboratories Inc.
Definitive 14A
Filed March 14, 2007
SEC File No. 000-29823

Dear Ladies and Gentlemen:

This letter provides the response of Silicon Laboratories Inc. (the “Company”) to the comments in your letter dated December 7, 2007 concerning the Company’s definitive proxy statement.  For your convenience, we have restated your comments in full in italics and have included our response below each comment.

1.              While we note your detailed response to our comments, please confirm that you will provide the additional and/or enhanced information included in your responses in your future filings.

We confirm that we will provide the additional and/or enhanced information in our future filings.

2.              We note your response to our prior comment 5.  Please provide us with a more detailed analysis of how disclosure of each target would result in competitive harm.  For example, but without limitation, tell us specifically how disclosure of adjusted operating income, corporate revenue and gross margin for a past fiscal year would furnish the company’s current and potential competitors with forecast, business planning and other financial information.  How are competitors able to derive such information from the company’s targets?  Why would a past year’s targets necessarily be predictive of your strategic plans in future years given the varying levels of difficulty for achievement of targets that the compensation committee could set from one year to the next or given that, as indicated in the first paragraph of your response to our prior comment 5, actual bonuses have been less than target in three of the past six years?

While disclosure of a past fiscal year’s targets would not necessarily create the same level of competitive harm that would result from disclosing the current fiscal year’s targets, disclosure of past targets could nevertheless result in competitive harm.  There can be significant overlap in the targets from year to year.  Furthermore, because adjusted operating income, corporate revenue and gross margin targets are set by quarter, the overlap between the fourth quarter of one year and the first quarter of the next year could be particularly significant.

As an example of competitive harm, introduction of a new product that would substantially increase the Company’s revenue, adjusted operating income and gross margin could be planned for the fourth quarter of a given year (and targets could be established on the basis of that plan) and the release of the product could be delayed into the following year.  The disclosure of the prior year’s fourth quarter revenue, adjusted operating income and gross margin targets (when compared against the targets for the third quarter of the year) could reveal the planned introduction of a new product.  Such disclosure could occur before the Company is ready for the actual product announcement.  Savvy competitors could use the early warning to bolster their relationships with our planned target customers (through reduced pricing or otherwise) or to accelerate their development of a competitive offering.

As another example of competitive harm, we could plan a significant divestiture for the third quarter of a given year and set fourth quarter performance targets that reflect the completion of such divestiture.  If the planned divestiture was deferred into the following year and kept confidential, a competitor could point to the significant variance between the third and fourth quarter targets to corroborate analyst speculation about our proposed divestiture.  As an example of such a divestiture, we completed the sale of our AERO product lines in the first quarter of fiscal 2007 and such divestiture reduced quarterly revenue by a third and improved our gross margin substantially.  A competitor, armed with this otherwise confidential information, could point to the planned divestiture to create concerns among our current and prospective customers about their ability to rely upon us to continue to supply their needs.

If you have any further questions or comments, please contact Philip Russell of DLA Piper US LLP at (512) 457-7015, our outside corporate counsel.

Very truly yours,

/s/ William G. Bock

William G. Bock
Senior Vice President of Finance and Administration and Chief Financial Officer

cc:	Necip Sayiner, CEO of Silicon Laboratories Inc.
Philip Russell, DLA Piper US LLP